Exhibit 99.(j)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-1A of our report dated December 20, 2018, relating to the financial statements and financial highlights of Harvest Edge Absolute Fund, Harvest Edge Equity Fund, and Harvest Edge Bond Fund (the predecessor funds to Victory Harvest Premium Absolute Fund, Victory Harvest Premium Large Cap Equity Fund, and Victory Harvest Premium Bond Fund, each a series of Victory Portfolios) for the period ended October 31, 2018, and to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ Cohen & Company, Ltd.

Cohen & Company, Ltd.

Cleveland, Ohio

March 6, 2019